
JUN 1 2 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03021867

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for June 10, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90772-01
~~333-103634~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

80158
Sequoia 2003-3
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on June 10, 2003.



SEQUOIA RESIDENTIAL FUNDING , INC.

By: ________________________
Name: John H. Isbrandtsen
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2003-3

Computational Materials

$ 538,453,000
Approximately

Sequoia Mortgage Trust 2003-3

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Morgan Stanley Dean Witter Credit Corporation
GreenPoint Mortgage Funding, Inc.
Servicers

Sequoia Mortgage Trust 2003-3

Mortgage Pass-Through Certificates
$ 538,453,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance (1)	WAL (Yrs) (Call/Mat) (2)	Pymt Window (Mths) (Call/Mat) (2)	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1	$379,456,000	3.88 / 4.22	1-120 / 1-360	Floater (3)	Senior	AAA/Aaa/AAA
A-2	$149,922,000	3.88 / 4.21	1-120 / 1-359	Floater (3)	Senior	AAA/Aaa/AAA
X-1A	$87,159,850	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
X-1B	$292,296,149	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
X-2	$149,922,000	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
X-B	$9,075,000	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
A-R	$100	N/A	N/A	N/A	Senior	AAA/Aaa/AAA
B-1	$9,075,000	6.62 / 7.32	39-120 / 39-360	Floater (4)	Subordinate	AA/Aa2/AA
B-2	$4,675,000	Information Not Provided Herein		N/A	Subordinate	A/A2/A
B-3	$2,475,000			N/A	Subordinate	BBB/Baa2/BBB
B-4	$1,650,000			N/A	Subordinate	BB/Ba2/BB
B-5	$825,000			N/A	Subordinate	B/B2/B
B-6	$1,925,627			N/A	Subordinate	NR/NR/NR
Total	**$550,003,727**					

(1) *Distributions on the Class A-1 Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class A-2 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows to Call for the Class A-1, Class A-2, and Class B-1 Certificates are shown to the Clean-Up Call Date (as described herein).*

(3) *The Class A-1 and Class A-2 Certificates will have a coupon equal to the least of (i) One-Month LIBOR and Six-Month LIBOR, respectively, plus a related margin (which margin doubles after the Clean-Up Call Date), (ii) the related Net WAC cap and (iii) 11.50%. In the case of the Class A-2 Certificates, Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in July 2003.*

(4) *The Class B-1 will have a coupon equal to the least of (i) One-Month LIBOR plus a margin (which margin is multiplied by 1.5 after the Clean-Up Call Date), (ii) the Net WAC cap and (iii) 11.50%.*

Transaction Summary

Depositor: Sequoia Residential Funding, Inc.

Co-Lead Managers: Morgan Stanley and Greenwich Capital Markets, Inc.

Co-Managers: Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Master Servicer/ Securities Administrator: Wells Fargo Bank Minnesota, National Association.

Trustee: HSBC Bank USA.

Custodian: Deutsche Bank National Trust Company.

Rating Agencies: S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: June 1, 2003.

Statistical Cut-off Date: May 1, 2003. The Cut-off Date Principal Balances will not be materially different from the Statistical Cut-off Date Principal Balances presented in this Preliminary Term Sheet due to the Interest Only feature of the Underlying Collateral.

Pricing Date: On or about June [12/13], 2003.

Closing Date: On or about June 26, 2003.

Distribution Date: The 20th day of each month (or if not a business day, the next succeeding business day), commencing in July 2003.

Certificates: The "***Senior Certificates***" will consist of the Class A-1, Class A-2 (together, the "Class A Certificates"), Class X-1A, Class X-1B, Class X-2, Class X-B (together, the "***Class X Certificates***") and Class A-R Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". The Class A and Class B-1 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.

Accrued Interest: The Class A and Class B-1 Certificates will settle flat.

Accrual Period:	The interest accrual period (the "***Accrual Period***") with respect to the Class A and Class B-1 Certificates for a given Distribution Date will be the period beginning on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the succeeding month (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Redemption:	The terms of the transaction allow for the certificates to be redeemed and/or retired once the aggregate principal balance of the Mortgage Loans is equal to 20% or less than the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Clean-Up Call:	The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The trust will consist of 2 groups, with an aggregate principal balance as of the Statistical Cut-off Date of approximately $550,003,728, of adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties (the "**Mortgage Loans**"). As of the Statistical Cut-off Date, approximately 83.5% and 16.5% of the Mortgage Loans are six-month LIBOR and one-month LIBOR indexed mortgage loans, respectively. Substantially all of the Mortgage Loans have original terms to maturity of approximately 25 or 30 years. Approximately 60.0% and 40.0% of the Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. In each case, after such 5-year or 10-year interest-only term, the mortgage loans are scheduled to amortize on a 25-year or 15-year fully amortizing basis, respectively. Approximately 40.0% and 60.0% of the Mortgage Loans were originated by Morgan Stanley Dean Witter Credit Corporation ("MSDWCC") and GreenPoint Mortgage Funding, Inc. ("GreenPoint"), respectively, substantially in accordance with the underwriting guidelines to be specified in the prospectus supplement.

Group 1 Mortgage Loans:

The Group 1 Mortgage Loans have an aggregate principal balance as of the Statistical Cut-off date of approximately $394,240,030, which equals approximately 71.7% of the Mortgage Loans. Approximately 58.1% and 41.9% of the Group 1 Mortgage Loans are originated by GreenPoint and MSDWCC, respectively.

Approximately 77.0% and 23.0% of the Group 1 Mortgage Loans are six-month LIBOR and one-month LIBOR indexed Mortgage Loans, respectively. Approximately 58.1% and 41.9% of the Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively.

Group 2 Mortgage Loans:

The Group 2 Mortgage Loans have an aggregate principal balance as of the Statistical Cut-off date of approximately $155,763,698, which equals approximately 28.3% of the Mortgage Loans. Approximately 64.9% and 35.1% of the Group 2 Mortgage Loans were originated by GreenPoint and MSDWCC, respectively.

All of the Group 2 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. Approximately 64.9% and 35.1% of the Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively.

Group Subordinate Amount:

For any Distribution Date and either Group, the excess of the aggregate of the principal balances of the Mortgage Loans in such Group at the beginning of the related collection period over the Principal Balance of the related Class A Certificates immediately before such Distribution Date.

Net WAC Cap:

In the case of the Class A Certificates, the weighted average of the net mortgage rates for the Mortgage Loans in the related Group; in the case of the Class B-1 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans in both Groups, weighted on the basis of the relative Group Subordinate Amount for each Group.

The Class A Certificates will have a coupon equal to the least of (i) the applicable LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

The Class B-1 Certificates will have a coupon equal to the least of (i) the applicable LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A Certificates is subject to the related Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap) (together, the "***Carryover Shortfall Amount***") from amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-1 Certificates is subject to the Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (ii) the amount of interest received on such Certificates based on the Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (together, the "***Carryover Shortfall Amount***") from amounts on deposit in the Reserve Fund.

Reserve Fund:

As of the Closing Date, the ***"Reserve Fund"*** will be established on behalf of the Class A and Class B-1 Certificates (together, the ***"LIBOR Certificates"***). The Reserve Fund will be funded with any excess interest available after priority 1 through 5 in "Certificates Priority of Distributions" herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Carryover Shortfall Amount for such Distribution Date, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Credit Enhancement:

Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially 3.75%).

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially 2.10%).

Shifting Interest:

Until the first Distribution Date occurring after June 2013, the Subordinate Certificates will be locked out from receipt of all principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (to be described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

July 2003 – June 2013	0% Pro Rata Share
July 2013 – June 2014	30% Pro Rata Share
July 2014 – June 2015	40% Pro Rata Share
July 2015 – June 2016	60% Pro Rata Share
July 2016 – June 2017	80% Pro Rata Share
July 2017 and after	100%Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in July 2006 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, the Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the Class A Certificates in reduction of their Certificate principal balance.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related mortgage loans.
2) Class A-R Certificates principal allocable to such Class.
3) Concurrently to the Class A Certificates:
   Class A-1 and Class A-2 Certificates, pro-rata, principal, until their respective principal balances are reduced to zero, from the related mortgage loans.
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such Class.
6) To the Class A Certificates, the related Carryover Shortfall Amount.
7) To the Class B-1 Certificates, the related Carryover Shortfall Amount.
8) Class X-1A, Class X-1B, Class X-2, and Class X-B Certificates, concurrently, accrued interest.
9) Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rate and the respective shares of principal allocable to such Classes.
10) Class A-R Certificate, any remaining amount.

Weighted Average Life Tables

Class A-1 To Call						
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.29	5.16	3.88	3.03	2.46	1.73
MDUR (yr)	5.78	4.80	3.67	2.89	2.36	1.67
First Prin Pay	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003
Last Prin Pay	8/20/2018	4/20/2016	6/20/2013	4/20/2011	11/20/2009	1/20/2008

Class A-1 To Maturity						
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.69	5.54	4.22	3.33	2.71	1.90
MDUR (yr)	6.07	5.09	3.94	3.15	2.58	1.83
First Prin Pay	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003
Last Prin Pay	6/20/2033	6/20/2033	6/20/2033	6/20/2033	6/20/2033	5/20/2033

Class A-2 To Call						
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.28	5.15	3.88	3.03	2.46	1.73
MDUR (yr)	5.80	4.81	3.68	2.90	2.37	1.68
First Prin Pay	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003
Last Prin Pay	8/20/2018	4/20/2016	6/20/2013	4/20/2011	11/20/2009	1/20/2008

Class A-2 To Maturity						
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.68	5.53	4.21	3.33	2.70	1.90
MDUR (yr)	6.11	5.12	3.95	3.16	2.59	1.83
First Prin Pay	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003	7/20/2003
Last Prin Pay	5/20/2033	5/20/2033	5/20/2033	5/20/2033	5/20/2033	5/20/2033

Weighted Average Life Tables (cont'd)

Class B-1 To Call						
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.51	8.71	6.62	5.37	4.58	3.46
MDUR (yr)	9.34	7.88	6.11	5.03	4.33	3.31
First Prin Pay	12/20/2008	11/20/2007	9/20/2006	12/20/2005	7/20/2005	12/20/2004
Last Prin Pay	8/20/2018	4/20/2016	6/20/2013	4/20/2011	11/20/2009	1/20/2008

Class B-1 To Maturity						
CPR	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.34	9.52	7.32	6.05	5.22	4.04
MDUR (yr)	9.93	8.47	6.66	5.58	4.87	3.82
First Prin Pay	12/20/2008	11/20/2007	9/20/2006	12/20/2005	7/20/2005	12/20/2004
Last Prin Pay	6/20/2033	6/20/2033	6/20/2033	6/20/2033	6/20/2033	5/20/2033

Class A-1 and Class A-2, and Class B-1 Certificates
Effective Net WAC Cap Schedule*

Assumptions:
20% CPR
To Clean-Up Call
Class A Hard Cap: [11.50]%
Class B-1 Hard Cap: [11.50]%

Distribution Period	Class A-1 30/360 Net WAC Cap (%)	Class A-2 30/360 Net WAC Cap (%)	Class B-1 30/360 Net WAC Cap (%)
1	2.73	2.75	2.74
2	4.80	2.75	4.22
3	4.80	2.75	4.22
4	4.80	2.75	4.22
5	4.80	2.75	4.22
6	11.50	8.43	10.71
7-60	11.50	11.50	11.50
61 and After	11.50	11.50	11.50

* The Net WAC Cap is calculated assuming current 1-Month LIBOR or 6-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the clean-up call.

Sequoia Mortgage Trust 2003-3
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

TOTAL CURRENT BALANCE:	$550,003,728					
NUMBER OF LOANS:	1,564					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$351,665		$44,000		$4,475,000	
AVG ORIGINAL BALANCE:	$351,961		$44,000		$4,475,000	
WAVG LOAN RATE:	3.124	%	2.000	%	3.750	%
WAVG SERVICING FEE:	0.376	%	0.375	%	0.500	%
WAVG NET LOAN RATE:	2.738	%	1.615	%	3.365	%
WAVG GROSS MARGIN:	1.838	%	0.750	%	2.625	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	68.15	%	8.00	%	100.00	%
WAVG EFFECTIVE LTV(1):	66.76	%	8.00	%	95.00	%
WAVG CREDIT SCORE:	735		516		830	
WAVG ORIGINAL TERM:	336	months	300	months	360	months
WAVG REMAINING TERM:	336	months	297	months	360	months
WAVG SEASONING:	0	months	0	months	7	months
WAVG NEXT RATE RESET:	5	months	1	months	6	months
WAVG RATE ADJ FREQ:	5	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	5	months	1	months	6	months
WAVG IO ORIGINAL TERM:	84	months	60	months	120	months
WAVG IO REMAINING TERM:	84	months	53	months	120	months

TOP STATE CONCENTRATIONS ($): 30.73 % California, 10.34 % Florida, 5.3 % Georgia
MAXIMUM ZIP CODE CONCENTRATION ($): 0.81 % 92067 (Santa Fe, CA)

	Minimum	Maximum
FIRST PAY DATE:	Nov 1, 2002	Jul 01, 2003
RATE CHANGE DATE:	Jul 01, 2003	Dec 01, 2003
MATURITY DATE:	Feb 01, 2028	Jun 01, 2033

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

Sequoia Mortgage Trust 2003-3

Total Collateral – Mortgage Loans

As of the Statistical Cut-Off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Greenpoint	974	$330,001,511.46	60.00 %
Morgan Stanley	590	220,002,216.43	40.00
Total	1,564	$550,003,727.89	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
6 M LIBOR	1,370	$459,448,032.36	83.54 %
1 M LIBOR	194	90,555,695.53	16.46
Total	1,564	$550,003,727.89	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	1,564	$550,003,727.89	100.00 %
Total	1,564	$550,003,727.89	100.00 %

Sequoia Mortgage Trust 2003-3

Total Collateral – Mortgage Loans

As of the Statistical Cut-Off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
25,000.01 - 50,000.00	2	$89,000.00	0.02	%
50,000.01 - 75,000.00	49	3,198,502.00	0.58	
75,000.01 - 100,000.00	82	7,299,544.03	1.33	
100,000.01 - 200,000.00	425	63,697,846.69	11.58	
200,000.01 -300,000.00	324	80,475,802.93	14.63	
300,000.01 - 400,000.00	219	76,043,420.93	13.83	
400,000.01 - 500,000.00	163	75,017,368.51	13.64	
500,000.01 -600,000.00	99	54,831,633.93	9.97	
600,000.01 - 700,000.00	68	43,654,941.54	7.94	
700,000.01 -800,000.00	34	25,733,700.00	4.68	
800,000.01 - 900,000.00	18	15,531,750.00	2.82	
900,000.01 -1,000,000.00	39	38,132,800.00	6.93	
1,000,000.01 - 1,500,000.00	29	36,072,546.00	6.56	
1,500,000.01 - 2,000,000.00	8	14,717,500.00	2.68	
2,000,000.01 - 2,500,000.00	1	2,500,000.00	0.45	
2,500,000.01 - 3,000,000.00	3	8,532,371.33	1.55	
4,000,000.01 - 4,500,000.00	1	4,475,000.00	0.81	
Total	1,564	$550,003,727.89	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
1.751 - 2.000	1	$1,100,000.00	0.20	%
2.251 - 2.500	2	404,800.00	0.07	
2.501 - 2.750	96	37,471,919.61	6.81	
2.751 - 3.000	598	200,209,907.94	36.40	
3.001 - 3.250	439	154,126,662.47	28.02	
3.251 - 3.500	395	143,040,938.78	26.01	
3.501 - 3.750	33	13,649,499.09	2.48	
Total:	1,564	$550,003,727.89	100.00	%

Sequoia Mortgage Trust 2003-3

Total Collateral – Mortgage Loans

As of the Statistical Cut-Off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.750	1	$1,100,000.00	0.20 %
1.000	1	469,933.72	0.09
1.250	3	523,350.00	0.10
1.375	5	1,167,750.00	0.21
1.500	157	58,034,732.81	10.55
1.625	480	158,240,523.85	28.77
1.750	83	30,769,485.76	5.59
1.875	249	78,544,403.52	14.28
2.000	237	96,836,047.87	17.61
2.125	270	95,832,501.27	17.42
2.250	77	27,074,999.09	4.92
2.625	1	1,410,000.00	0.26
Total:	1,564	$550,003,727.89	100.00 %

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	590	$220,002,216.43	40.00 %
360	974	330,001,511.46	60.00
Total	1,564	$550,003,727.89	100.00 %

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
295 - 300	590	$220,002,216.43	40.00 %
349 - 354	2	584,543.47	0.11
355 - 360	972	329,416,967.99	59.89
Total:	1,564	$550,003,727.89	100.00 %

Sequoia Mortgage Trust 2003-3
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
49 - 54	2	$584,543.47	0.11	%
55 - 60	972	329,416,967.99	59.89	
115 - 120	590	220,002,216.43	40.00	
Total:	1,564	$550,003,727.89	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
7/1/2003	198	$92,238,479.25	16.77	%
8/1/2003	8	3,471,887.09	0.63	
9/1/2003	16	5,923,876.13	1.08	
10/1/2003	71	22,745,867.67	4.14	
11/1/2003	845	279,656,472.85	50.85	
12/1/2003	426	145,967,144.90	26.54	
Total:	1,564	$550,003,727.89	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
0.01 - 10.00	2	$300,000.00	0.05	%
10.01 - 20.00	10	2,349,700.00	0.43	
20.01 - 30.00	41	10,714,106.08	1.95	
30.01 - 40.00	60	17,646,814.26	3.21	
40.01 - 50.00	106	35,951,591.88	6.54	
50.01 - 60.00	186	77,123,951.04	14.02	
60.01 - 70.00	323	124,600,749.78	22.65	
70.01 - 80.00	735	249,762,891.67	45.41	
80.01 - 90.00	42	8,174,963.36	1.49	
90.01 - 100.00	59	23,378,959.82	4.25	
Total:	1,564	$550,003,727.89	100.00	%

Sequoia Mortgage Trust 2003-3
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV[1] (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
0.01 - 10.00	2	$300,000.00	0.05	%
10.01 - 20.00	11	2,534,700.00	0.46	
20.01 - 30.00	41	10,714,106.08	1.95	
30.01 - 40.00	60	17,646,814.26	3.21	
40.01 - 50.00	108	42,326,591.88	7.70	
50.01 - 60.00	188	79,348,951.04	14.43	
60.01 - 65.00	141	54,722,819.85	9.95	
65.01 - 70.00	211	81,827,975.93	14.88	
70.01 - 75.00	230	75,851,945.28	13.79	
75.01 - 80.00	504	172,025,946.39	31.28	
80.01 - 85.00	14	2,379,942.80	0.43	
85.01 - 90.00	25	4,822,570.56	0.88	
90.01 - 95.00	29	5,501,363.82	1.00	
Total:	1,564	$550,003,727.89	100.00	%

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
500 - 524	1	$562,500.00	0.10	%
550 - 574	1	168,800.00	0.03	
575 - 599	2	645,000.00	0.12	
600 - 624	6	1,445,920.00	0.26	
625 - 649	15	6,442,500.00	1.17	
650 - 674	105	35,633,328.98	6.48	
675 - 699	211	76,973,721.30	14.00	
700 - 724	251	94,094,166.59	17.11	
725 - 749	299	107,947,160.49	19.63	
750 - 774	353	126,911,703.52	23.07	
775 - 799	278	84,757,110.93	15.41	
800 - 824	41	13,829,816.08	2.51	
825 - 849	1	592,000.00	0.11	
Total:	1,564	$550,003,727.89	100.00	%

Sequoia Mortgage Trust 2003-3
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Interest Only	1,564	$550,003,727.89	100.00	%
Total	1,564	$550,003,727.89	100.00	%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Full	772	$240,310,564.01	43.69	%
Alternative	283	126,003,548.43	22.91	
Limited	210	92,065,647.45	16.74	
Lite Doc	248	79,367,333.00	14.43	
No Ratio	48	11,627,035.00	2.11	
Asset, No Income	3	629,600.00	0.11	
Total:	1,564	$550,003,727.89	100.00	%

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Primary	1,374	$494,821,893.45	89.97	%
Second Home	120	42,643,422.20	7.75	
Investment	70	12,538,412.24	2.28	
Total:	1,564	$550,003,727.89	100.00	%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Single Family Residence	958	$346,238,503.29	62.95	%
PUD	421	147,084,264.40	26.74	
Condo	160	48,579,160.20	8.83	
2 Family	17	4,707,750.00	0.86	
Co-op	6	3,158,650.00	0.57	
Townhouse	2	235,400.00	0.04	
Total:	1,564	$550,003,727.89	100.00	%

Sequoia Mortgage Trust 2003-3
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Refinance - Rate Term	725	$238,722,745.35	43.40	%
Refinance - Cashout	475	157,964,812.68	28.72	
Purchase	364	153,316,169.86	27.88	
Total:	1,564	$550,003,727.89	100.00	%

Sequoia Mortgage Trust 2003-3
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	1	$201,600.00	0.04 %
Alaska	1	95,600.00	0.02
Arizona	99	26,266,870.74	4.78
Arkansas	2	292,000.00	0.05
California	344	169,042,268.57	30.73
Colorado	49	19,097,537.94	3.47
Connecticut	16	10,898,420.00	1.98
Delaware	2	473,785.00	0.09
District of Columbia	4	2,057,750.00	0.37
Florida	160	56,882,696.55	10.34
Georgia	95	29,149,649.15	5.30
Hawaii	14	5,867,900.00	1.07
Idaho	3	369,480.00	0.07
Illinois	44	18,744,229.88	3.41
Indiana	2	397,600.00	0.07
Kansas	2	158,000.00	0.03
Kentucky	5	1,253,000.00	0.23
Louisiana	1	122,400.00	0.02
Maine	1	115,200.00	0.02
Maryland	2	425,000.00	0.08
Massachusetts	30	8,421,258.54	1.53
Michigan	34	12,649,080.00	2.30
Minnesota	26	5,826,830.00	1.06
Mississippi	19	8,700,750.00	1.58
Missouri	5	766,400.00	0.14
Montana	11	2,085,400.00	0.38
Nebraska	1	146,000.00	0.03
Nevada	1	95,000.00	0.02
New Hampshire	24	5,417,192.00	0.98
New Jersey	5	1,400,117.09	0.25
New Mexico	41	16,556,256.00	3.01
New York	5	1,382,400.00	0.25
North Carolina	32	15,749,225.00	2.86
Ohio	66	18,335,817.90	3.33
Oklahoma	106	21,753,956.81	3.96
Oregon	1	259,050.00	0.05
Pennsylvania	19	4,225,050.00	0.77
Rhode Island	39	14,690,916.25	2.67
South Carolina	5	1,091,800.00	0.20
South Dakota	33	8,825,939.16	1.60
Tennessee	24	5,517,700.00	1.00
Texas	51	15,151,542.42	2.75
Utah	11	4,983,200.00	0.91
Vermont	1	104,000.00	0.02
Virginia	59	14,662,292.59	2.67
Washington	59	16,942,556.30	3.08
West Virginia	1	102,400.00	0.02
Wisconsin	6	1,258,210.00	0.23
Wyoming	2	992,400.00	0.18
Total	1,564	$550,003,727.89	100.00 %

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

			Minimum		Maximum	
TOTAL CURRENT BALANCE:	$394,240,030					
NUMBER OF LOANS:	1,100					
AVG CURRENT BALANCE:	$358,400		$44,000		$4,475,000	
AVG ORIGINAL BALANCE:	$358,805		$44,000		$4,475,000	
WAVG LOAN RATE:	3.118	%	2.000	%	3.750	%
WAVG SERVICING FEE:	0.376	%	0.375	%	0.500	%
WAVG NET LOAN RATE:	2.732	%	1.615	%	3.365	%
WAVG GROSS MARGIN:	1.832	%	0.750	%	2.625	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	68.23	%	8.80	%	100.00	%
WAVG EFFECTIVE LTV[1]:	66.53	%	8.80	%	95.00	%
WAVG CREDIT SCORE:	734		516		814	
WAVG ORIGINAL TERM:	335	months	300	months	360	months
WAVG REMAINING TERM:	335	months	297	months	360	months
WAVG SEASONING:	0	months	0	months	5	months
WAVG NEXT RATE RESET:	5	months	1	months	6	months
WAVG RATE ADJ FREQ:	5	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	5	months	1	months	6	months
WAVG IO ORIGINAL TERM:	85	months	60	months	120	months
WAVG IO REMAINING TERM:	85	months	55	months	120	months

TOP STATE CONCENTRATIONS ($): 31.35 % California, 10.32 % Florida, 5.07 % Arizona
MAXIMUM ZIP CODE CONCENTRATION ($): 1.14 % 92067 (Santa Fe, CA)

	Minimum	Maximum
FIRST PAY DATE:	Jan 01, 2003	Jul 01, 2003
RATE CHANGE DATE:	Jul 01, 2003	Dec 01, 2003
MATURITY DATE:	Feb 01, 2028	Jun 01, 2033

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

Sequoia Mortgage Trust 2003-3

Group 1 Collateral

As of the Statistical Cut-Off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Amortization Principal Balance Outstanding as of the Statistical Cut-off Date
Greenpoint	667	$228,889,694.34	58.06 %
Morgan Stanley	433	165,350,335.43	41.94
Total:	1,100	$394,240,029.77	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Libor - 6 Month	906	$303,684,334.24	77.03 %
Libor - 1 Month	194	90,555,695.53	22.97
Total:	1,100	$394,240,029.77	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	1,100	$394,240,029.77	100.00 %
Total:	1,100	$394,240,029.77	100.00 %

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
25,000.01 - 50,000.00	2	$89,000.00	0.02	%
50,000.01 - 75,000.00	35	2,295,427.00	0.58	
75,000.01 - 100,000.00	54	4,841,809.03	1.23	
100,000.01 - 200,000.00	302	45,516,663.10	11.55	
200,000.01 - 300,000.00	230	56,608,895.85	14.36	
300,000.01 - 400,000.00	144	49,951,624.25	12.67	
400,000.01 - 500,000.00	118	54,206,864.62	13.75	
500,000.01 - 600,000.00	66	36,606,133.93	9.29	
600,000.01 - 700,000.00	47	30,144,344.66	7.65	
700,000.01 - 800,000.00	27	20,490,100.00	5.20	
800,000.01 - 900,000.00	12	10,452,750.00	2.65	
900,000.01 - 1,000,000.00	29	28,379,900.00	7.20	
1,000,000.01 - 1,500,000.00	23	28,331,646.00	7.19	
1,500,000.01 - 2,000,000.00	6	10,817,500.00	2.74	
2,000,000.01 - 2,500,000.00	1	2,500,000.00	0.63	
2,500,000.01 - 3,000,000.00	3	8,532,371.33	2.16	
4,000,000.01 - 4,500,000.00	1	4,475,000.00	1.14	
Total:	1,100	$394,240,029.77	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
1.751 - 2.000	1	$1,100,000.00	0.28	%
2.251 - 2.500	1	118,000.00	0.03	
2.501 - 2.750	88	35,384,669.61	8.98	
2.751 - 3.000	410	134,243,011.94	34.05	
3.001 - 3.250	311	113,556,608.20	28.80	
3.251 - 3.500	268	102,333,640.93	25.96	
3.501 - 3.750	21	7,504,099.09	1.90	
Total:	1,100	$394,240,029.77	100.00	%

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
0.750	1	$1,100,000.00	0.28	%
1.250	1	118,000.00	0.03	
1.375	4	630,000.00	0.16	
1.500	147	55,663,442.81	14.12	
1.625	313	99,833,767.85	25.32	
1.750	56	21,109,970.89	5.35	
1.875	180	57,081,950.56	14.48	
2.000	160	72,073,417.96	18.28	
2.125	187	70,427,530.61	17.86	
2.250	50	14,791,949.09	3.75	
2.625	1	1,410,000.00	0.36	
Total:	1,100	$394,240,029.77	100.00	%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
300	433	$165,350,335.43	41.94	%
360	667	228,889,694.34	58.06	
Total:	1,100	$394,240,029.77	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
295 -300	433	$165,350,335.43	41.94	%
355 – 360	667	228,889,694.34	58.06	
Total:	1,100	$394,240,029.77	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
55 - 60	667	$228,889,694.34	58.06	%
115 - 120	433	165,350,335.43	41.94	
Total:	1,100	$394,240,029.77	100.00	%

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
7/1/2003	195	$91,494,695.53	23.21 %
8/1/2003	5	2,466,447.92	0.63
9/1/2003	10	4,584,251.13	1.16
10/1/2003	44	14,401,415.96	3.65
11/1/2003	557	184,058,579.33	46.69
12/1/2003	289	97,234,639.90	24.66
Total:	1,100	$394,240,029.77	100.00 %

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 - 10.00	1	$220,000.00	0.06 %
10.01 - 20.00	8	2,177,700.00	0.55
20.01 - 30.00	32	8,617,600.00	2.19
30.01 - 40.00	44	11,749,614.26	2.98
40.01 - 50.00	79	24,475,095.00	6.21
50.01 - 60.00	128	51,031,815.80	12.94
60.01 - 70.00	245	98,467,014.78	24.98
70.01 - 80.00	494	173,262,025.34	43.95
80.01 - 90.00	27	5,685,634.19	1.44
90.01 - 100.00	42	18,553,530.40	4.71
Total:	1,100	$394,240,029.77	100.00 %

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

EFFECTIVE LTV[1] (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 - 10.00	1	$220,000.00	0.06 %
10.01 - 20.00	9	2,362,700.00	0.60
20.01 - 30.00	32	8,617,600.00	2.19
30.01 - 40.00	44	11,749,614.26	2.98
40.01 - 50.00	81	30,850,095.00	7.83
50.01 - 60.00	130	53,256,815.80	13.51
60.01 - 65.00	104	41,078,969.85	10.42
65.01 - 70.00	162	65,723,478.93	16.67
70.01 - 75.00	155	51,523,310.12	13.07
75.01 - 80.00	338	119,853,715.22	30.40
80.01 - 85.00	10	1,678,017.10	0.43
85.01 - 90.00	16	3,683,167.09	0.93
90.01 - 95.00	18	3,642,546.40	0.92
Total:	1,100	$394,240,029.77	100.00 %

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
500 – 524	1	$562,500.00	0.14 %
550 – 574	1	168,800.00	0.04
575 – 599	2	645,000.00	0.16
600 – 624	6	1,445,920.00	0.37
625 – 649	11	4,528,000.00	1.15
650 – 674	66	24,427,128.98	6.20
675 – 699	152	58,279,550.60	14.78
700 – 724	172	62,490,846.35	15.85
725 – 749	215	81,198,594.11	20.60
750 – 774	244	87,815,758.80	22.27
775 – 799	201	61,599,430.93	15.62
800 – 824	29	11,078,500.00	2.81
Total:	1,100	$394,240,029.77	100.00 %

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	1,100	$394,240,029.77	100.00 %
Total:	1,100	$394,240,029.77	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	520	$162,078,396.89	41.11 %
Alternative	204	95,556,769.43	24.24
Limited	153	68,812,297.45	17.45
Lite Doc	186	59,838,531.00	15.18
No Ratio	35	7,438,435.00	1.89
Asset, No Income	2	515,600.00	0.13
Total:	1,100	$394,240,029.77	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	966	$357,563,536.57	90.70 %
Second Home	84	28,474,741.20	7.22
Investment	50	8,201,752.00	2.08
Total:	1,100	$394,240,029.77	100.00 %

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	677	$251,018,345.44	63.67 %
PUD	290	101,704,929.13	25.80
Condo	114	36,780,355.20	9.33
2 Family	14	3,452,750.00	0.88
Co-op	3	1,048,250.00	0.27
Townhouse	2	235,400.00	0.06
Total:	1,100	$394,240,029.77	100.00 %

Sequoia Mortgage Trust 2003-3
Group 1 Collateral
As of the Statistical Cut-Off Date

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Refinance - Rate Term	497	$162,255,064.95	41.16 %
Purchase	267	118,950,635.86	30.17
Refinance - Cashout	336	113,034,328.96	28.67
Total:	1,100	$394,240,029.77	100.00 %

Sequoia Mortgage Trust 2003-3

Group 1 Collateral

As of the Statistical Cut-Off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Alaska	1	$95,600.00	0.02	%
Arizona	70	19,986,770.74	5.07	
California	248	123,612,578.57	31.35	
Colorado	35	14,534,570.42	3.69	
Connecticut	12	7,504,420.00	1.90	
Delaware	2	473,785.00	0.12	
District of Columbia	3	1,520,000.00	0.39	
Florida	118	40,671,234.83	10.32	
Georgia	60	19,085,263.91	4.84	
Hawaii	10	3,543,700.00	0.90	
Idaho	2	271,980.00	0.07	
Illinois	32	13,723,365.00	3.48	
Indiana	2	397,600.00	0.10	
Iowa	2	158,000.00	0.04	
Kansas	5	1,253,000.00	0.32	
Kentucky	1	122,400.00	0.03	
Louisiana	1	115,200.00	0.03	
Maine	2	425,000.00	0.11	
Maryland	21	6,302,958.54	1.60	
Massachusetts	19	6,745,930.00	1.71	
Michigan	13	2,376,830.00	0.60	
Minnesota	14	6,577,450.00	1.67	
Mississippi	3	568,200.00	0.14	
Missouri	8	1,588,900.00	0.40	
Nebraska	1	95,000.00	0.02	
Nevada	18	3,920,900.00	0.99	
New Hampshire	4	1,282,197.09	0.33	
New Jersey	28	12,424,756.00	3.15	
New Mexico	2	750,000.00	0.19	
New York	24	10,862,450.00	2.76	
North Carolina	47	13,643,630.90	3.46	
Ohio	74	15,722,237.64	3.99	
Oregon	12	2,680,000.00	0.68	
Pennsylvania	30	11,481,416.25	2.91	
Rhode Island	2	611,500.00	0.16	
South Carolina	26	6,488,299.99	1.65	
Tennessee	16	3,287,100.00	0.83	
Texas	36	10,507,950.00	2.67	
Utah	7	4,282,050.00	1.09	
Virginia	37	10,637,998.59	2.70	
Washington	45	12,307,196.30	3.12	
Wisconsin	6	1,258,210.00	0.32	
Wyoming	1	342,400.00	0.09	
Total:	1,100	$394,240,029.77	100.00	%

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

			Minimum		Maximum	
TOTAL CURRENT BALANCE:	$155,763,698					
NUMBER OF LOANS:	464					
AVG CURRENT BALANCE:	$335,698		$51,000		$2,000,000	
AVG ORIGINAL BALANCE:	$335,737		$51,000		$2,000,000	
WAVG LOAN RATE:	3.139	%	2.500	%	3.750	%
WAVG SERVICING FEE:	0.375	%	0.375	%	0.375	%
WAVG NET LOAN RATE:	2.754	%	2.115	%	3.365	%
WAVG GROSS MARGIN:	1.852	%	1.000	%	2.250	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	67.95	%	8.00	%	100.00	%
WAVG EFFECTIVE LTV(1):	67.34	%	8.00	%	95.00	%
WAVG CREDIT SCORE:	735		642		830	
WAVG ORIGINAL TERM:	339	months	300	months	360	months
WAVG REMAINING TERM:	339	months	299	months	360	months
WAVG SEASONING:	0	months	0	months	7	months
WAVG NEXT RATE RESET:	6	months	2	months	6	months
WAVG RATE ADJ FREQ:	6	months	6	months	6	months
WAVG FIRST RATE ADJ FREQ:	6	months	6	months	6	months
WAVG IO ORIGINAL TERM:	81	months	60	months	120	months
WAVG IO REMAINING TERM:	81	months	53	months	120	months

TOP STATE CONCENTRATIONS ($): 29.17 % California, 10.41 % Florida, 6.46 % Georgia

MAXIMUM ZIP CODE CONCENTRATION ($): 1.28 % 06840 (New Canaan, CT)

	Minimum	Maximum
FIRST PAY DATE:	Nov 01, 2002	Jul 01, 2003
RATE CHANGE DATE:	Jul 01, 2003	Dec 01, 2003
MATURITY DATE:	Apr 01, 2028	Jun 01, 2033

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Greenpoint	307	$101,111,817.12	64.91	%
Morgan Stanley	157	54,651,881.00	35.09	
Total:	464	$155,763,698.12	100.00	%

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Libor - 6 Month	464	$155,763,698.12	100.00	%
Total:	464	$155,763,698.12	100.00	%

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Current	464	$155,763,698.12	100.00	%
Total:	464	$155,763,698.12	100.00	%

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
50,000.01 - 75,000.00	14	$903,075.00	0.58 %
75,000.01 - 100,000.00	28	2,457,735.00	1.58
100,000.01 - 200,000.00	123	18,181,183.59	11.67
200,000.01 - 300,000.00	94	23,866,907.08	15.32
300,000.01 - 400,000.00	75	26,091,796.68	16.75
400,000.01 - 500,000.00	45	20,810,503.89	13.36
500,000.01 - 600,000.00	33	18,225,500.00	11.70
600,000.01 - 700,000.00	21	13,510,596.88	8.67
700,000.01 - 800,000.00	7	5,243,600.00	3.37
800,000.01 - 900,000.00	6	5,079,000.00	3.26
900,000.01 - 1,000,000.00	10	9,752,900.00	6.26
1,000,000.01 - 1,500,000.00	6	7,740,900.00	4.97
1,500,000.01 - 2,000,000.00	2	3,900,000.00	2.50
Total:	464	$155,763,698.12	100.00 %

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.251 - 2.500	1	$286,800.00	0.18 %
2.501 - 2.750	8	2,087,250.00	1.34
2.751 - 3.000	188	65,966,896.00	42.35
3.001 - 3.250	128	40,570,054.27	26.05
3.251 - 3.500	127	40,707,297.85	26.13
3.501 - 3.750	12	6,145,400.00	3.95
Total:	464	$155,763,698.12	100 %

Sequoia Mortgage Trust 2003-3

Group 2 Collateral

As of the Statistical Cut-Off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.000	1	$469,933.72	0.30 %
1.250	2	405,350.00	0.26
1.375	1	537,750.00	0.35
1.500	10	2,371,290.00	1.52
1.625	167	58,406,756.00	37.50
1.750	27	9,659,514.87	6.20
1.875	69	21,462,452.96	13.78
2.000	77	24,762,629.91	15.90
2.125	83	25,404,970.66	16.31
2.250	27	12,283,050.00	7.89
Total:	464	$155,763,698.12	100.00 %

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	157	$54,651,881.00	35.09 %
360	307	101,111,817.12	64.91
Total:	464	$155,763,698.12	100.00 %

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
295 - 300	157	$54,651,881.00	35.09 %
349 - 354	2	584,543.47	0.38
355 - 360	305	100,527,273.65	64.54
Total:	464	$155,763,698.12	100.00 %

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
49 - 54	2	584,543.47	0.38 %
55 - 60	305	100,527,273.65	64.54
115 - 120	157	54,651,881.00	35.09
Total:	464	$155,763,698.12	100.00 %

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
7/1/2003	3	$743,783.72	0.48 %
8/1/2003	3	1,005,439.17	0.65
9/1/2003	6	1,339,625.00	0.86
10/1/2003	27	8,344,451.71	5.36
11/1/2003	288	95,597,893.52	61.37
12/1/2003	137	48,732,505.00	31.29
Total:	464	$155,763,698.12	100.00 %

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 - 10.00	1	$80,000.00	0.05 %
10.01 - 20.00	2	172,000.00	0.11
20.01 - 30.00	9	2,096,506.08	1.35
30.01 - 40.00	16	5,897,200.00	3.79
40.01 - 50.00	27	11,476,496.88	7.37
50.01 - 60.00	58	26,092,135.24	16.75
60.01 - 70.00	78	26,133,735.00	16.78
70.01 - 80.00	241	76,500,866.33	49.11
80.01 - 90.00	15	2,489,329.17	1.60
90.01 - 100.00	17	4,825,429.42	3.10
Total:	464	$155,763,698.12	100.00 %

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

EFFECTIVE LTV[1] (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 - 10.00	1	$80,000.00	0.05 %
10.01 - 20.00	2	172,000.00	0.11
20.01 - 30.00	9	2,096,506.08	1.35
30.01 - 40.00	16	5,897,200.00	3.79
40.01 - 50.00	27	11,476,496.88	7.37
50.01 - 60.00	58	26,092,135.24	16.75
60.01 - 65.00	37	13,643,850.00	8.76
65.01 - 70.00	49	16,104,497.00	10.34
70.01 - 75.00	75	24,328,635.16	15.62
75.01 - 80.00	166	52,172,231.17	33.49
80.01 - 85.00	4	701,925.70	0.45
85.01 - 90.00	9	1,139,403.47	0.73
90.01 - 95.00	11	1,858,817.42	1.19
Total:	464	$155,763,698.12	100.00 %

(1) Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the lesser of the appraised value or sale price of the property

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
625 - 649	4	$1,914,500.00	1.23 %
650 - 674	39	11,206,200.00	7.19
675 - 699	59	18,694,170.70	12.00
700 - 724	79	31,603,320.24	20.29
725 - 749	84	26,748,566.38	17.17
750 - 774	109	39,095,944.72	25.10
775 - 799	77	23,157,680.00	14.87
800 - 824	12	2,751,316.08	1.77
825 - 849	1	592,000.00	0.38
Total:	464	$155,763,698.12	100.00 %

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	464	$155,763,698.12	100.00 %
Total:	464	$155,763,698.12	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	252	$78,232,167.12	50.22 %
Alternative	79	30,446,779.00	19.55
Limited	57	23,253,350.00	14.93
Lite Doc	62	19,528,802.00	12.54
No Ratio	13	4,188,600.00	2.69
Asset, No Income	1	114,000.00	0.07
Total:	464	$155,763,698.12	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	408	$137,258,356.88	88.12 %
Second Home	36	14,168,681.00	9.10
Investment	20	4,336,660.24	2.78
Total:	464	$155,763,698.12	100.00 %

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	281	$95,220,157.85	61.13 %
PUD	131	45,379,335.27	29.13
Condo	46	11,798,805.00	7.57
Co-op	3	2,110,400.00	1.35
2 Family	3	1,255,000.00	0.81
Total:	464	$155,763,698.12	100.00 %

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Refinance - Rate Term	228	$76,467,680.40	49.09 %
Refinance - Cashout	139	44,930,483.72	28.85
Purchase	97	34,365,534.00	22.06
Total:	464	$155,763,698.12	100.00 %

Sequoia Mortgage Trust 2003-3
Group 2 Collateral
As of the Statistical Cut-Off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	1	$201,600.00	0.13 %
Arizona	29	6,280,100.00	4.03
Arkansas	2	292,000.00	0.19
California	96	45,429,690.00	29.17
Colorado	14	4,562,967.52	2.93
Connecticut	4	3,394,000.00	2.18
District of Columbia	1	537,750.00	0.35
Florida	42	16,211,461.72	10.41
Georgia	35	10,064,385.24	6.46
Hawaii	4	2,324,200.00	1.49
Idaho	1	97,500.00	0.06
Illinois	12	5,020,864.88	3.22
Maryland	9	2,118,300.00	1.36
Massachusetts	15	5,903,150.00	3.79
Michigan	13	3,450,000.00	2.21
Minnesota	5	2,123,300.00	1.36
Mississippi	2	198,200.00	0.13
Missouri	3	496,500.00	0.32
Montana	1	146,000.00	0.09
Nevada	6	1,496,292.00	0.96
New Hampshire	1	117,920.00	0.08
New Jersey	13	4,131,500.00	2.65
New Mexico	3	632,400.00	0.41
New York	8	4,886,775.00	3.14
North Carolina	19	4,692,187.00	3.01
Ohio	32	6,031,719.17	3.87
Oklahoma	1	259,050.00	0.17
Oregon	7	1,545,050.00	0.99
Pennsylvania	9	3,209,500.00	2.06
Rhode Island	3	480,300.00	0.31
South Carolina	7	2,337,639.17	1.50
Tennessee	8	2,230,600.00	1.43
Texas	15	4,643,592.42	2.98
Utah	4	701,150.00	0.45
Vermont	1	104,000.00	0.07
Virginia	22	4,024,294.00	2.58
Washington	14	4,635,360.00	2.98
West Virginia	1	102,400.00	0.07
Wyoming	1	650,000.00	0.42
Total:	464	$155,763,698.12	100.00 %